UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For September 12 2003


                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE


                                     INDEX

Description

1.  Press release dated September 12 2003 - Acquisition



                                                               12 September 2003


          BUNZL TO ACQUIRE FILTERS AND FIBRES BUSINESS OF BAUMGARTNER

Bunzl plc, the international distribution and outsourcing Group, today announces that it has entered into an agreement to purchase the business of Baumgartner Fibertec. Completion of the acquisition is subject to the transaction receiving clearance from the relevant competition authorities.

Fibertec, which is based in Crissier, Switzerland, is engaged in the development, manufacture and sale of cigarette filters and capillary reservoirs. The business had sales in 2002 of CHF40 million. The value of the net assets to be acquired are expected to be approximately CHF14 million.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:

"Fibertec is an excellent fit with our existing Filtrona filters and fibres businesses. It has a complementary customer base and will enhance our product offering."


Enquiries:

Bunzl plc:                                        Finsbury:

Anthony Habgood, Chairman                         Roland Rudd

David Williams, Finance Director                  Morgan Bone

Tel: 020 7495 4950                                Tel: 020 7251 3801


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  September 12 2003                By:__/s/ Anthony Habgood__

                                              Title:   Chairman